[UBS Letterhead]

November 12, 2007

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rubicon Technology, Inc.
Registration Statement on Form S-1 (File No. 333-145880)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Rubicon Technology, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-145880) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.001 per share, so that the Registration Statement may be declared effective at 4 P.M., E.S.T., on November 15, 2007, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Additionally, we hereby advise you that the Preliminary Prospectus dated November 1, 2007, was distributed by the Representatives approximately as follows:

1,000	copies to anticipated underwriters
2,249	copies to institutional investors
2,351	copies to others

Total: 5,600

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

UBS Securities LLC

Canaccord Adams Inc.

CIBC World Markets Corp.

Janney Montgomery Scott LLC

By: UBS Securities LLC

By: /s/ Derek Jensen

Name: Derek Jensen

Title: Director

By: /s/ Lana Wong

Name: Lana Wong

Title: Director